Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is an article published by Digitimes in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Interview: Agility Robotics CTO discusses the future of collaborative humanoid robotics

Lily Hess and Charlene Chen, DIGITIMES, Taipei

Sep 5, 2026, 07:55, Updated: Sep 9, 2026, 13:51

Credit: Agility Robotics

Excitement is growing among investors and the public over the rising capabilities of humanoid robots. Yet as robot makers seek to turn their lab-built innovations into real-world commercial tools, one key bottleneck has emerged: safety.

Robots are already at work in settings like factories, but they are typically separated from human workers for safety reasons. The next frontier of industrial robots is to cross this barrier and work alongside people. According to Agility Robotics CTO Pras Velagapudi, that future could arrive as soon as early next year, when the company expects to release its upcoming humanoid that is designed to be safe enough to be near people.

He said that for a robot to be safe enough to work around people without supervision or any external systems, developers have to plan for safety across a number of possible accidents, including how the robot responds when it slips and falls.

“There’s a lot of hazards that a humanoid could induce if it had things like a motor failure or an electrical failure and it starts moving uncontrollably,” said Velagapudi. “The robot has to be checking all of its motion drives. It has to be doing a lot of onboard diagnostics to keep itself in a safe operating condition.”

The Digit v5

Agility’s Digit robots are already moving totes and boxes for customers like Schaeffler, GXO, and Toyota Motor Manufacturing Canada. Agility is now preparing to release its newest robot, Digit v5. The company describes Digit v5 as the world’s first cooperatively safe AI-enabled humanoid robot.

Velagapudi said that Digit v5 will have greater lift capacity and reach, allowing it to handle larger payloads and workspaces. He added that it will feature faster battery charging, allowing charging periods to be fitted opportunistically between parts of a shift. Agility aims to unveil the robot by the end of this year, with a release expected in the first or second quarter of 2027.

Experts from the company are also part of the working group developing the ISO 25785-1 standard, which applies to “dynamically stable industrial mobile robots.” While the document remains a draft for now, it is meant to cover an emerging category of workplace robots that move around and are therefore more likely to tip over than stationary robotic arms common in manufacturing today.

Velagapudi said that Digit v5 will include hardware intended to support compliance with the standard being developed, allowing humans to work around the robots without needing additional safety systems. He added that Agility’s next-generation robot could be among the first to hit the market with certification of compliance with ISO 25785-1. Together with clearer legal rules governing liability in accidents, such certification could pave the way to wider commercial adoption.

The leap from prototype to commercial deployment will be the key test as the company seeks to go public. It announced in June that it would go public by merging with special-purpose acquisition company (SPAC) Churchill Capital Corp XI at a US$2.5 billion pre-money equity valuation. Velagapudi said that the company would use this funding to increase the scale of commercial deployment and accelerate its next generation of robots.

As Agility scales up, it faces a growing field of competitors, including a wave of low-cost humanoid robots from Chinese manufacturers like Unitree, which recently went public. Some industry observers wonder if these cheaper alternatives could undercut Agility’s market position.

However, Velagapudi does not view this as a direct threat, pointing out that extreme cost-cutting often comes at the expense of vital operational features. He explained that many of these cheap models omit essential components like perception systems, autonomous charging, safety systems, or the accessories needed to operate and maintain them at scale. While they might be cheap enough to make impressive videos, they cannot yet meet the rigorous demands of real-world industrial work.

For Agility, the focus is not on producing the cheapest robot, but on minimizing the total cost of ownership while delivering a complete, compliant solution. “In a lot of cases, what’s being put on the market and what’s low cost isn’t necessarily what can solve the problem that customers have,” Velagapudi said. Customers look for flexible automation that actually solves their operational problems, meets ISO certifications, and integrates with the existing systems used by their technicians and facility managers. If a robot cannot perform reliably and safely on the floor, its purchase price is irrelevant. By focusing on cost reduction within a fully featured, compliant platform, Agility ensures its robots offer a viable, long-term return on investment.

This commitment to providing a complete, ready-to-use solution is reflected in Digit’s versatile design. Unlike traditional fixed automation that requires companies to completely reconfigure their facilities, Agility’s humanoids are designed to fit seamlessly into existing workflows. One of the platform’s major strengths is that the robot itself requires very little physical customization from one application to another. The core perception and locomotion systems remain identical across different facilities. Instead of altering the robot’s body, Agility adjusts its capabilities using interchangeable end-effectors, such as heavy-lift tote manipulators or specialized hands for item manipulation. For Digit v5, Agility is moving toward an ISO-standard tool-flange format, which will allow the robot to use standard tool attachments from both Agility and other industry suppliers. At the customer site, customization is kept at the process level, consisting of digital integrations like connecting the robot to warehouse management systems to report completed work, or minimal physical setup such as adding navigation stickers or linking to existing facility safety systems.

While Agility partners internationally with trusted suppliers like Ability to keep its supply chain robust, the company is committed to keeping the engineering and final assembly of its Digit robots domestic. Velagapudi stresses the importance of having Digit engineered and assembled in the US. He notes that building a highly diversified, reliable supply chain helps the company remain market-competitive. More importantly, keeping assembly domestic is critical for security and regulatory compliance in Western markets. It gives the company strict component-level traceability, which is required to assure customers that the robots they deploy on their factory floors are secure and fully compliant with stringent regional standards.

Integrating physical AI and achieving safety certification

This balance of domestic oversight and international partnership has positioned Agility to capitalize on a series of rapid technological breakthroughs. Velagapudi notes that the robotics field is currently at an exciting inflection point, with major hurdles in battery and motor technology, as well as physical AI, suddenly being unlocked. For Agility, the challenge has shifted from overcoming technological barriers to rapidly integrating these new capabilities into its hardware. While data availability is a notorious bottleneck for many AI developers, Agility’s commercial deployments give it a unique advantage: it can generate high-quality, real-world physical AI data directly from active customer sites. By combining this proprietary operational data with robust open-source AI frameworks developed by partners like Nvidia, Agility can continually and rapidly refine Digit’s intelligence and adaptability.

Nevertheless, safety remains the ultimate bottleneck for the widespread commercial rollout of humanoid robots. Velagapudi cautions that while many companies can showcase impressive robot capabilities in controlled, short-term demonstration videos, very few have a viable strategy for meeting safety and compliance regulations in active workplaces. Operating autonomously in a warehouse for sixteen hours a day, surrounded by unsuspecting human workers, requires a massive leap in safety rigor compared to working under the close supervision of an operator.

Meeting these standards requires years of rigorous documentation, exhaustive environmental planning, and strict third-party inspections. Agility is one of the few to have successfully navigated this, securing field certifications for Digit in customer work cells. “It’s not a small amount of work to have all of that detail documented and thought out,” Velagapudi emphasized. For humanoid robots to truly cross the threshold from the lab to the certification.

Article edited by Ysi Chen

About Agility Robotics, Inc.

Agility’s commercially deployed humanoids operate alongside teams in warehouses, manufacturing facilities and distribution centers – tackling physically demanding and repetitive tasks while enabling workers to focus on higher-value work. With industry-leading safety standards and years of proven deployment data, we’re pioneering a new era of automation that enhances human potential. To learn more, visit www.agilityrobotics.com.

About Churchill Capital Corp XI

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes and will include preliminary and definitive proxy statements/prospectus to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed, a definitive proxy statement/prospectus and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.